FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Colombia Agreement

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefónica, S.A. (“Telefónica”) hereby reports that Telefónica Móviles Colombia, S.A. (a company fully owned by Telefónica), the Colombian government (hereinafter “the Government”), and Colombia Telecomunicaciones, S.A. ESP (a company 52% owned by Telefónica Group and 48% by the Government) have reached a final agreement to restructure their fixed and mobile business in Colombia.

Such agreements include, among other commitments, the assumption by the Government of 48% of the payment obligations not yet due of Colombia Telecomunicaciones, S.A. ESP to the Patrimonio Autónomo Receptor de Activos de la Empresa Nacional de Telecomunicaciones – PARAPAT.

The agreements reached also include an amendment to the Operating Contract for the extension in six years, to 2028, of the payment obligations not yet due of Colombia Telecomunicaciones, S.A. ESP to the PARAPAT.

As a result of these agreements, the net financial debt which will be fully consolidated in the financial statements of the Telefónica Group, will fall by approximately 1,300 million euros.

This agreement includes, and is subject to the merger of Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A. that will become effective after the approval has been granted by the General Shareholders’ Meetings of both companies, (whose shareholders, as mentioned above, are companies of the Telefónica Group and the Government), due to take place on 24 April 2012, and after receipt of the appropriate regulatory approvals.

Following the merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A., Telefónica will hold 70% of the share capital of the resulting company while the Government will control the remaining 30%. Likewise, by virtue of the agreements signed, the Government could increase its stake in the merged company in an additional 3% by 2015, based on its operating performance.

The merger of both companies will create the second largest integrated operator in Colombia and will allow the new company to strengthen its competitive position in the Colombian market and improve its outlook for future growth. Based on integrated, flexible and efficient management, the Company will offer a full range of telecommunications services. This, together with the larger size of the Company, will enable the capture of important synergies in the coming years.

Madrid, April 2nd, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: April 2nd, 2012	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors